UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934

                       (Amendment No. 5)*

                 Cascade Financial Corporation
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           14727210-8
                         (CUSIP Number)

                       Arthur W. Skotdal
                c/o Douglas A. Schafer, Attorney
              P.O. Box 1134, Tacoma, WA 98401-1134
                         (253) 383-2167
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                          June 6, 2001
    (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 14727210-8

1.   Name of Reporting Person                Arthur W. Skotdal

     S.S. or I.R.S. Identification           ###-##-####
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         PF

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 United States
     Organization

Number of      7.  Sole Voting Power             -0-
Shares         8.  Shared Voting
Beneficially       Power                     536,965
Owned by       9.  Sole Dispositive
Each Report-       Power                         -0-
ing Person     10. Shared Dispositive
With               Power                     536,965

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          536,965

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            9.6%
     by amount in Row (11)

14.  Type of Reporting Person                IN

CUSIP No. 14727210-8

1.   Name of Reporting Person            Skotdal Quality Investments, L.L.C.

     S.S. or I.R.S. Identification           91-1956789
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         WC

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 Washington State
     Organization

Number of      7.  Sole Voting Power         159,951
Shares         8.  Shared Voting
Beneficially       Power                         -0-
Owned by       9.  Sole Dispositive
Each Report-       Power                     159,951
ing Person     10. Shared Dispositive
With               Power                         -0-

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          159,951

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            2.8%
     by amount in Row (11)

14.  Type of Reporting Person                OO

CUSIP No. 14727210-8

1.   Name of Reporting Person                Andrew P. Skotdal

     S.S. or I.R.S. Identification           ###-##-####
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         PF

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 United States
     Organization

Number of      7.  Sole Voting Power           -0-
Shares         8.  Shared Voting
Beneficially       Power                     188,922
Owned by       9.  Sole Dispositive
Each Report-       Power                       -0-
ing Person     10. Shared Dispositive
With               Power                     188,922

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          188,922

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            3.4%
     by amount in Row (11)

14.  Type of Reporting Person                IN

CUSIP No. 14727210-8

1.   Name of Reporting Person                Craig G. Skotdal

     S.S. or I.R.S. Identification           ###-##-####
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         PF

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 United States
     Organization

Number of      7.  Sole Voting Power         188,092
Shares         8.  Shared Voting
Beneficially       Power                     348,873
Owned by       9.  Sole Dispositive
Each Report-       Power                     188,092
ing Person     10. Shared Dispositive
With               Power                     348,873

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          536,965

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            9.6%
     by amount in Row (11)

14.  Type of Reporting Person                IN

CUSIP No. 14727210-8

1.   Name of Reporting Person                Skotdal Brothers, L.L.C.

     S.S. or I.R.S. Identification           91-1926102
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         WC

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 Washington State
     Organization

Number of      7.  Sole Voting Power             -0-
Shares         8.  Shared Voting
Beneficially       Power                         -0-
Owned by       9.  Sole Dispositive
Each Report-       Power                         -0-
ing Person     10. Shared Dispositive
With               Power                         -0-

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          -0-

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            0.0%
     by amount in Row (11)

14.  Type of Reporting Person                OO

ITEM 1 - SECURITY AND ISSUER.

    Common stock, $0.01 par value

    Cascade Financial Corporation
    2828 Colby Ave.
    Everett, Washington  98201

ITEM 2 - IDENTITY AND BACKGROUND

    This is Amendment No. 5 to the Schedule 13D dated May 13, 1994, initially filed by the three reporting individuals. Their Schedule 13D as last amended on May 30, 2001 reported their aggregate beneficial ownership of 8.0% of the issuer's common shares. This Amendment No. 5 reports the material increase in their aggregate beneficial ownership, and reports that Skotdal Brothers, L.L.C. has transferred all of its shares of the issuer to Craig G. Skotdal and Andrew P. Skotdal. So Skotdal Brothers, L.L.C. is no longer a member of this reporting group. The reporting persons disclaim that they are acting in concert as a group or that they beneficially own each other's shares, except that Arthur W. Skotdal acknowledges beneficial ownership of the shares reported by Skotdal Quality Investments, L.L.C.

(a)  Name of Group Member:  Arthur W. Skotdal
(b)  Address:  2707 Colby Ave., Suite 1200, Everett, WA 98201
(c) Principal occupation and employer: Private investor in real estate and president of Skotdal Enterprises, Inc., a real estate development and management firm at 2707 Colby Ave., Suite 1200, Everett, WA 98201.
(d)  Criminal convictions within five years:  None
(e)  Securities law violations within five years:  None
(f)  Citizenship:  U.S.A.

(a)  Name of Group Member:  Skotdal Quality Investments, L.L.C.
(b)  State of Organization:  State of Washington.
(c)  Address:  2707 Colby Ave., Suite 1200, Everett, WA 98201
(d)  Principal Business: Passive Investments.
(e)  Criminal convictions within five years:  None
(f)  Securities law violations within five years:  None

(a)  Name of Group Member:  Andrew P. Skotdal
(b)  Address:  P.O. Box 5267, Everett, WA 98206-5267
(c) Principal occupation and employer: Manager at KRKO Radio, a radio station with offices at 2707 Colby Ave., Suite 1380, Everett, WA 98201
(d)  Criminal convictions within five years:  None
(e)  Securities law violations within five years:  None
(f)  Citizenship:  U.S.A.

(a)  Name of Group Member:  Craig G. Skotdal
(b)  Address:  2707 Colby Ave., Suite 1200, Everett, WA 98201
(c) Principal occupation and employer: Manager at Skotdal Enterprises, Inc., a real estate development and management firm at 2707 Colby Ave., Suite 1200, Everett, WA 98201.
(d)  Criminal convictions within five years:  None
(e)  Securities law violations within five years:  None
(f)  Citizenship:  U.S.A.

(a)  Name of Group Member:  Skotdal Brothers, L.L.C.
(b)  State of Organization:  State of Washington.
(c)  Address:  2707 Colby Ave., Suite 1200, Everett, WA 98201
(d)  Principal Business: Passive Investments.
(e)  Criminal convictions within five years:  None
(f)  Securities law violations within five years:  None

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Skotdal Brothers, L.L.C., transferred without consideration its shares of the issuer to is sole members, Andrew P. Skotdal and Craig G. Skotdal. Those two individuals are using personal funds to purchase the 87,799 shares of the issuer in the privately negotiated transaction reported in Items 6 and 7.

ITEM 4 - PURPOSE OF TRANSACTION

    The shares were acquired solely for investment purposes. Members of the group may acquire additional shares for investment. Members of the group have no present plans or proposals for any extraordinary corporate changes or transactions concerning the issuer or for any changes in its management, except that the group has expressed interest in having a representative appointed to the issuer's board of directors.

ITEM  5 - INTEREST IN THE SECURITIES OF THE ISSUER

For the group:

(a)  Number of securities owned beneficially:             536,965
    (Without duplicating shares deemed owned by two or more group members.)
     Percentage of class:                                    9.6%

Arthur W. Skotdal:

(a)  Number of securities owned beneficially:             536,965
     Percentage of class:                                    9.6%
(b)  Sole voting power:                                       -0-
     Shared voting power:                                 536,965
     Sole dispositive power:                                  -0-
     Shared dispositive power:                            536,965
(c)  Transactions in issuer's securities during past 60 days:  None.

Skotdal Quality Investments, L.L.C.:

(a)  Number of securities owned beneficially:             159,951
     Percentage of class:                                    2.8%
(b)  Sole voting power:                                   159,951
     Shared voting power:                                     -0-
     Sole dispositive power:                              159,951
     Shared dispositive power:                                -0-
(c)  Transactions in issuer's securities during past 60 days: None

Andrew P. Skotdal:

(a)  Number of securities owned beneficially:             188,922
     Percentage of class:                                    3.4%
(b)  Sole voting power:                                       -0-
     Shared voting power:                                 188,922
     Sole dispositive power:                                  -0-
     Shared dispositive power:                            188,922
(c)  Transactions in issuer's securities during past 60 days:

    06/05/01 Agreed to purchase 43,500 shares at $8.35 per share from a private party (see Items 6 and 7).
    06/06/01 Received 142,623 shares from Skotdal Brothers L.L.C. 06/07/01 Agreed to purchase 799 shares at $8.35 per share from the private party (see Items 6 and 7).

Craig G. Skotdal:

(a)  Number of securities owned beneficially:             536,965
     Percentage of class:                                    9.6%
(b)  Sole voting power:                                   188,092
     Shared voting power:                                 348,873
     Sole dispositive power:                              188,092
     Shared dispositive power:                            348,873
(c)  Transactions in issuer's securities during past 60 days:

    06/05/01 Agreed to purchase 43,500 shares at $8.35 per share from a private party (see Items 6 and 7).
    06/06/01  Received 142,624 shares from Skotdal Brothers L.L.C.

Skotdal Brothers, L.L.C.:

(a)  Number of securities owned beneficially:                 -0-
     Percentage of class:                                    0.0%
(b)  Sole voting power:                                       -0-
     Shared voting power:                                     -0-
     Sole dispositive power:                                  -0-
     Shared dispositive power:                                -0-
(c)  Transactions in issuer's securities during past 60 days:

    (Public market purchases reported in Amendment #4 are not repeated.) 06/06/01 Transferred 142,623 shares to Andrew P. Skotdal and 142,624 shares to Craig G. Skotdal.

For the Group:

(d) No other persons are known to have the right to receive dividends from, or the proceeds from the sale of, any of the securities referred to in this item.

(e) Date reporting person ceased to be 5% owner: On June 6, 2001, Skotdal Brothers, L.L.C. ceased to hold any shares of the issuer, so after this report it no longer will be a reporting person with this group.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    On June 5, 2001, Arthur W. Skotdal, Andrew P. Skotdal, and Craig G. Skotdal reached an understanding with a former executive officer of the issuer, C. Fredrick Safstrom, for his sale to them of 87,000 common shares of the issuer at a price of $8.35 per share. An Agreement, attached as Exhibit B, was then signed by the parties. On June 7, 2001, the parties agreed to include in the transaction all 12,477 of the issuer's shares held in Mr. Safstrom's and his spouse's IRA accounts, which increased the total number to 87,799. This Amendment #5 reports the effect of these agreed transfers of 87,799 shares, though it may take one or two weeks to fully document all these transfers.

    There are no written agreements between the members of the group. Both Andrew P. Skotdal and Craig G. Skotdal are of legal age, and neither resides with their father, Arthur W. Skotdal. Craig G. Skotdal participates in the management of Skotdal Quality Investments, L.L.C., so he shares authority over that entity's shares of the issuer. Craig G. Skotdal exercises investment and voting power concerning the issuer's shares held by Andrew P. Skotdal pursuant to an understanding between them and a power of attorney. Because of their family relationship, the three individuals and their controlled limited liability company may be deemed a group under Section 13(d)(3) of the Act.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

    Exhibit A is an agreement of the reporting persons that this statement is filed on behalf of each of them, as required by SEC Rule 13d-1(f)(1).

    Exhibit B is a copy of an Agreement dated June 6, 2001, between C. Fredrick Safstrom and Craig G. Skotdal and Andrew P. Skotdal.

    Exhibit C is a Power of Attorney from Andrew P. Skotdal to Craig G. Skotdal for purposes of these filings.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 8, 2001                        /s/ Arthur W. Skotdal
                                    _______________________________________
                                    Arthur W. Skotdal

June 8, 2001                        Skotdal Quality Investments, L.L.C.

                                       /s/ Arthur W. Skotdal
                                    by ____________________________________
                                       Arthur W. Skotdal, Manager

June 8, 2001                        /s/ Craig G. Skotdal
                                    _______________________________________
                                    Craig G. Skotdal as Attorney-in-Fact
                                    for Andrew P. Skotdal

June 8, 2001                        /s/ Craig G. Skotdal
                                    _______________________________________
                                    Craig G. Skotdal


June 8, 2001                        Skotdal Brothers, L.L.C.

                                       /s/ Craig G. Skotdal
                                    by ____________________________________
                                       Craig G. Skotdal, Manager